UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


           QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935.

                For the quarterly period ended December 31, 2004


                                SCANA Corporation
----------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
----------------------------------------------------------------------------
                    (Address of principal executive offices)






                                Table of Contents

   Item
    No.                            Title                                Page
----------------------------------------------------------------------------


     2 Issuances and Renewals of Securities and Capital Contributions   2

     3 Associate Transactions                                           2

     4 Summary of Aggregate Investment                                  4

     5 Other Investments                                                5

     6 Exhibit                                                          6



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                     Principal    Issue               Person to    Collateral  Consideration
                                                     Amount of     or      Cost of  Whom Security  Given with     for Each
   Company Issuing Security Type of Security Issued  Security    Renewal   Capital   Was Issued     Security      Security
   ------------------------ -----------------------  --------    -------   -------   ----------     --------      --------

    None

Company Contributing Capital                         Company Receiving Capital             Amount of Capital Contribution

South Carolina Electric & Gas Company                SC Coaltech No. l LP                                $3,840,000
South Carolina Electric & Gas Company                Coaltech No. l LP                                   $1,218,945







ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

         Reporting Company                      Associate Company              Types of Services
         Rendering Services                    Receiving Services                   Rendered
         ------------------                    ------------------                   --------

SC  Coaltech No. 1 LP                 South Carolina Electric & Gas Company  Synthetic fuel sales
Coaltech No. 1 LP                     South Carolina Electric & Gas Company  Synthetic fuel sales
SCG Pipeline, Inc.                    SCANA Energy Marketing, Inc.           Gas transportation
SCG Pipeline, Inc.                    South Carolina Pipeline Corporation    Gas services
South Carolina Pipeline Corporation   South Carolina Electric & Gas Company  Gas sales
South Carolina Pipeline Corporation   SCG Pipeline, Inc.                     Operation of pipeline
South Carolina Pipeline Corporation   ServiceCare, Inc.                      Administrative
South Carolina Pipeline Corporation   Public Service Company of North
                                        Carolina, Incorporated               Consulting and administrative
South Carolina Pipeline Corporation   SCANA Energy Marketing, Inc.           Software
SCANA Energy Marketing, Inc.          South Carolina Pipeline Corporation    Software
SCANA Energy Marketing, Inc.          Public Service Company of North
                                      Carolina, Incorporated                 Software
SCANA Energy Marketing, Inc.          South Carolina Electric & Gas Company  Gas sales, office rent and maintenance
SCANA Energy Marketing, Inc.          South Carolina Pipeline Corporation    Gas sales
SCANA Energy Marketing, Inc.          SCG Pipeline, Inc.                     Gas sales
SCANA Energy Marketing, Inc.          ServiceCare, Inc.                      Administrative
Primesouth, Inc.                      South Carolina Electric & Gas Company  Management and operation



 Direct Costs       Indirect       Cost of    Total Amount
  Charged       Costs Charged    Capital       Billed
  -------       -------------    -------       ------

  $32,324,108         -             -          $32,324,108
  $15,348,922         -             -          $15,348,922
   $1,882,859         -             -           $1,882,859
      $10,336         -             -              $10,336
 $104,979,433          $3,401       -         $104,982,934
     $167,149        $15,648        -             $182,797
         $312         -             -                 $312

                       $9,000       -               $9,000
         $131         -             -                 $131
            -        $19,240        -              $19,240

       $7,741         -             -               $7,741
  $13,898,341         -             -          $13,898,341
     $235,500         -             -             $235,500
   $1,882,859         -             -           $1,882,859
     $180,563         -             -             $180,563
   $1,394,978         -             -           $1,394,978




PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies



 Associate Company          Reporting Company           Type of Services      Direct Costs     Indirect      Cost of   Total Amount
 Rendering Services         Receiving Services           Rendered              Charged       Costs Charged   Capital     Billed
 ------------------         ------------------           --------              -------       -------------   -------     ------

South Carolina Electric
  & Gas Company            SC Coaltech No.1 LP      Coal  sales & handling     $36,286,015        -            -        $36,286,015
South Carolina Electric
  & Gas Company            Coaltech No. 1 LP        Coal sales & handling      $16,111,984        -            -        $16,111,984
South Carolina Electric
  & Gas Company            Primesouth, Inc.         Office space rental             $6,978        -            -             $6,978
South Carolina Electric
  & Gas Company            South Carolina Pipeline  Maintenance                   $154,904        -            -           $154,904
                            Corporation
South Carolina Electric
  & Gas Company            SCANA Energy Marketing,
                            Inc.                    Maintenance                    $40,032        -            -            $40,032
South Carolina Electric
  & Gas Company            ServiceCare, Inc.       Office space rental
                                                    & maintenance                  $7,715        -            -             $7,715
SCANA Services, Inc.      Primesouth, Inc.         Administrative              $1,786,652        -            -         $1,786,652
SCANA Services, Inc.      SCG Pipeline, Inc.       Administrative & interest     $424,091       $25,161       -           $449,252
SCANA Services, Inc.      South Carolina Pipeline  Administrative & interest   $5,680,727     $1,006,842      -         $6,687,569
                          Corporation
SCANA Services, Inc.      SCANA Energy Marketing,
                           Inc.                    Administrative & interest   $8,962,247   $1,651,721     $114,326    $10,728,294
SCANA Services, Inc.      ServiceCare, Inc.        Administrative & interest     $495,001      $110,620       -           $605,621
Public Service Company
  of North Carolina
  Incorporated            South Carolina Pipeline  Materials                       $4,833        -            -             $4,833
                           Corporation
Public Service Company
 of North Carolina
 Incorporated             SCANA Energy Marketing,
                           Inc.                    Gas sales & maintenance     $5,318,080        -            -         $5,318,080
Public Service Company
 of North Carolina
 Incorporated             ServiceCare, Inc.        Customer billing charge        $12,960        -            -            $12,960



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of December 31, 2004      $6,166,826 (A)   Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)                                      925,024     Line 2
         Greater of $50 million or line
                                                                            $925,024     Line 3
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                                                -
             Energy-related business category 2                                                -
             Energy-related business category 3                                                -
             Energy-related business category 4                                                -
             Energy-related business category 5                                                -
             Energy-related business category 6 (B)                                3,415
             Energy-related business category 7 (C)                                       1
             Energy-related business category 8                                          -
             Energy-related business category 9 (D)                                 30,092
             Energy-related business category 10                                        -
                 Total current aggregate investment                                $33,508      Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                               $891,516     Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                                      -
         Gas-related business category 2                                                      -
                 Total current aggregate investment
                                                                                        -------------

(A) Includes common equity, preferred stock, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCANA Corporate Security, Inc.

(D) Consists of investment in SCG Pipeline, Inc.



ITEM 5 - OTHER INVESTMENTS
                 (Dollars in Thousands)

           Major line of energy-        Other investment in     Other investment in        Reason for difference
             related business            last U-9C-3 report     this U-9C-3 report          in Other Investment
             ----------------            ------------------     ------------------          -------------------

Energy-related business category 1
   SCANA Resources, Inc.                            $470               $466          Net losses of subsidiary.

   PSNC Blue Ridge Corporation                   $6,393               $6,329         Other comprehensive losses
                                                                                         from derivatives, offset by net
                                                                                         earnings of subsidiary.
Energy-related business category 3
   Clean Energy Enterprises, Inc.                   $392               $396          Net losses of subsidiary, offset
                                                                                         by advances to subsidiary.
Energy-related business category 4
   ServiceCare, Inc.                             $5,296               $5,590         Net earnings of subsidiary.

Energy-related business category 5
   SCANA Energy Marketing, Inc.                 $19,494               $14,401        Other comprehensive losses
                                                                                         from derivatives and net
                                                                                     earnings
                                                                                         of subsidiary.
Energy-related business category 6
   Cogen South LLC                              $9,583                $10,293        Net earnings of investment.

Energy-related business category 7
   Primesouth, Inc.                             $17,841               $18,077        Net earnings of subsidiary, offset
                                                                                        by dividends declared.

Energy-related business category 9
   PSNC Cardinal Pipeline Company               $15,525               $15,256        Net earnings of subsidiary, offset
                                                                                         by repayment of advances.

   South Carolina Pipeline Corporation        $212,847               $213,524        Net earnings of subsidiary, offset
                                                                                         by dividends declared.

ITEM 6 - EXHIBITS


EXHIBITS
Exhibit       N       Certificate of SCANA Corporation

                                                      SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the th day of February 2005.



                                                SCANA Corporation
                                            Registered holding company





                                    By:  s/James E. Swan, IV
                                         --------------------------------------

                                         James E. Swan, IV
                                           (Name)

                                         Controller
                                         (Title)

                                         February 22, 2005
                                         (Date)

                                                      Exhibit M



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended September 30, 2004, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





February 22, 2005                           By: s/James E. Swan, IV
                                               --------------------------------
                                               James E. Swan, IV
                                               Controller
                                               (principal accounting officer)